FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 22, 2019 of Diana Shipping Inc. (the "Company") announcing the results of the Company’s 2019 Annual Meeting of Shareholders.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-225964), filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 22, 2019	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES RESULTS OF
2019 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, February 22, 2019 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced that the Company’s Annual Meeting of Shareholders (the “Meeting”) was duly held on February 20, 2019, in Limassol, Cyprus, pursuant to a Notice of Annual Meeting of Shareholders dated January 10, 2019.  Broadridge Financial Solutions, Inc. acted as inspector of the Meeting.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company’s Proxy Statement sent to shareholders on or around January 10, 2019, was approved and adopted:

(1)	The election of William (Bill) Lawes, Konstantinos Psaltis and Kyriacos Riris as Class II Directors of the Company, to serve until the Company’s 2022 Annual Meeting of Shareholders; and
(2)	The appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2019.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.